 ALAMOS GOLD INC.

FIRST QUARTER 2021 REPORT
March 31, 2021
(Prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q1 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2021	December 31, 2020
A S S E T S
Current Assets
Cash and cash equivalents	$238.2	$220.5
Equity securities	26.7	43.7
Amounts receivable (note 3)	32.9	34.7
Inventory (note 4)	156.7	148.5
Other current assets (note 5)	44.3	26.0
Total Current Assets	498.8	473.4

Non-Current Assets
Long-term inventory (note 4)	16.1	17.9
Mineral property, plant and equipment (note 6)	3,125.2	3,101.3
Other non-current assets	44.3	43.9
Total Assets	$3,684.4	$3,636.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$130.7	$131.4
Income taxes payable	5.3	15.5
Total Current Liabilities	136.0	146.9

Non-Current Liabilities
Deferred income taxes	577.6	559.9
Decommissioning liabilities	76.4	75.2
Other non-current liabilities	3.0	3.0
Total Liabilities	793.0	785.0

E Q U I T Y
Share capital (note 8)	$3,702.2	$3,702.9
Contributed surplus	88.0	88.5
Accumulated other comprehensive income	8.2	18.2
Deficit	(907.0)	(958.1)
Total Equity	2,891.4	2,851.5
Total Liabilities and Equity	$3,684.4	$3,636.5
Commitments (note 13)
Subsequent event (note 14)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2021	2020
OPERATING REVENUES	$227.4	$176.9

COST OF SALES
Mining and processing	92.7	82.5
Royalties (note 13)	3.1	2.4
Amortization	43.5	35.4
	139.3	120.3
EXPENSES
Exploration	2.9	2.0
Corporate and administrative	6.1	6.2
Share-based compensation	2.8	2.2
	151.1	130.7
EARNINGS FROM OPERATIONS	76.3	46.2

OTHER EXPENSES
Finance expense	(1.0)	(0.8)
Foreign exchange loss	(0.2)	(5.1)
Other gain (note 9)	—	0.2
EARNINGS BEFORE INCOME TAXES	$75.1	$40.5

INCOME TAXES
Current income tax (expense) recovery	(5.9)	0.3
Deferred income tax expense	(18.0)	(53.1)
NET EARNINGS (LOSS)	$51.2	($12.3)

Items that may be subsequently reclassified to net earnings:
Unrealized loss on currency hedging instruments, net of taxes	(1.1)	(11.4)
Unrealized gain (loss) on fuel hedging instruments, net of taxes	0.2	(0.8)
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	0.2	(6.0)
Total other comprehensive loss	($0.7)	($18.2)
COMPREHENSIVE INCOME (LOSS)	$50.5	($30.5)

EARNINGS (LOSS) PER SHARE (note 8(d))
– basic	$0.13	($0.03)
– diluted	$0.13	($0.03)
Weighted average number of common shares outstanding (000's)
– basic	392,776	391,341
– diluted	395,958	391,341
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2021	2020
SHARE CAPITAL (note 8)
Balance, beginning of the year	$3,702.9	$3,693.3
Repurchase and cancellation of common shares	(1.9)	(8.3)
Issuance of shares related to share-based compensation	—	3.9
Issuance of shares related to dividend reinvestment and share purchase plan	1.2	0.3
Transfer from contributed surplus of share-based compensation redeemed	—	1.3
Balance, end of period	$3,702.2	$3,690.5

CONTRIBUTED SURPLUS
Balance, beginning of the year	$88.5	$90.7
Share-based compensation	1.8	1.2
Transfer to share capital of share-based compensation redeemed	—	(1.3)
Distribution of share-based compensation	(2.3)	(0.9)
Balance, end of period	$88.0	$89.7

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year on currency hedging instruments	$5.7	$4.6
Unrealized loss on currency hedging instruments, net of taxes	(1.1)	(11.4)
	$4.6	($6.8)

Balance, beginning of the year on fuel hedging instruments	0.1	—
Unrealized gain (loss) on fuel hedging instruments, net of taxes	0.2	(0.8)
	$0.3	($0.8)

Balance, beginning of the year on equity securities	$12.4	($4.8)
Realized gain on sale of equity securities, reclassified to deficit, net of tax	(9.3)	—
Unrealized gain (loss) on equity securities, net of taxes	0.2	(6.0)
	$3.3	($10.8)
Balance, end of period	$8.2	($18.4)

DEFICIT
Balance, beginning of the year	($958.1)	($1,088.5)
Dividends (note 8(e))	(9.8)	(5.9)
Repurchase and cancellation of common shares (note 8)	0.4	2.8
Reclassification of realized gain on sale of equity securities, net of tax	9.3	—
Net earnings (loss)	51.2	(12.3)
Balance, end of period	($907.0)	($1,103.9)

TOTAL EQUITY	$2,891.4	$2,657.9
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2021	2020
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$51.2	($12.3)
Adjustments for items not involving cash:
Amortization	43.5	35.4
Foreign exchange loss	0.2	5.1
Current income tax expense (recovery)	5.9	(0.3)
Deferred income tax expense	18.0	53.1
Share-based compensation	2.8	2.2
Finance expense	1.0	0.8
Other items (note 10)	(3.0)	(2.3)
Changes in working capital and taxes paid (note 10)	(20.3)	(25.1)
	99.3	56.6
INVESTING ACTIVITIES
Mineral property, plant and equipment	(72.6)	(63.3)
Capital advances	(16.8)	—
Repurchase of Island Gold royalty	—	(54.8)
Proceeds from disposition of equity securities	20.7	—
Investment in equity securities	(3.1)	—
	(71.8)	(118.1)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	100.0
Repayment of equipment financing obligations	—	(0.2)
Repurchase and cancellation of common shares (note 8)	(1.5)	(2.9)
Proceeds from the exercise of options	—	3.9
Dividends paid	(8.6)	(5.6)
	(10.1)	95.2
Effect of exchange rates on cash and cash equivalents	0.3	(1.8)
Net increase in cash and cash equivalents	17.7	31.9
Cash and cash equivalents - beginning of period	220.5	182.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$238.2	$214.7
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2021 and 2020
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos mine in Mexico. In addition, the Company owns the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2020, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2021:
On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards (Phase 2). The standards impacted include: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:
•changes to contractual cash flows—a company will not have to derecognize the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The amendments were adopted on January 1, 2021, and did not have any impact to the financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 27, 2021.

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Q1 2021 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	March 31, 2021	December 31, 2020
Sales tax receivables
Canada	$4.8	$5.4
Mexico	21.4	17.7
Other	2.8	4.0
Other receivables	3.9	7.6
	$32.9	$34.7

4.	INVENTORY

	March 31, 2021	December 31, 2020
In-process precious metals	$78.9	$72.7
Ore in stockpiles	28.0	30.8
Parts and supplies	54.1	53.0
Dore, and refined precious metals	11.8	9.9
	172.8	166.4
Less: Long-term inventory	(16.1)	(17.9)
	$156.7	$148.5
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the three months ended March 31, 2021 were $95.6 million (three months ended March 31, 2020 - $83.9 million). The amount of inventories recognized in amortization costs for the three months ended March 31, 2021 were $43.5 million (three months ended March 31, 2020 - $35.4 million).

5.	OTHER CURRENT ASSETS

	March 31, 2021	December 31, 2020
Prepaid assets	$18.5	$17.1
Advances on capital projects (i)	21.3	4.5
Derivative assets (note 12)	4.5	4.4
	44.3	26.0

(i) Advances on capital projects
Include advance payments made to contractors and suppliers with respect to the Company's development projects. The related work to be preformed is expected to be completed within one year.

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Q1 2021 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2019	$1,320.3	$2,450.8	$104.9	$262.0	$4,138.0
Additions	94.1	101.5	33.2	14.2	243.0
Acquisition of Trillium Mining Corp.	—	—	—	19.3	19.3
Repurchase of Island Gold royalty	—	54.8	—	—	54.8
Revisions to decommissioning liabilities	—	17.1	—	—	17.1
Disposals	(5.6)	—	—	—	(5.6)
Transfers	121.2	—	(121.2)	—	—
At December 31, 2020	$1,530.0	$2,624.2	$16.9	$295.5	$4,466.6
Additions	12.0	30.7	22.5	4.4	69.6
Disposals	(0.5)	—	—	—	(0.5)
At March 31, 2021	$1,541.5	$2,654.9	$39.4	$299.9	$4,535.7

Accumulated amortization and impairment charges
At December 31, 2019	$569.4	$626.4	$—	$8.8	$1,204.6
Amortization	75.5	88.8	—	—	164.3
Amortization (right-of-use assets)	1.0	—	—	—	1.0
Disposals	(4.6)	—	—	—	(4.6)
At December 31, 2020	$641.3	$715.2	$—	$8.8	$1,365.3
Amortization	22.6	22.6	—	—	45.2
Disposals	—	—	—	—	—
Transfers	—	—	—	—	—
At March 31, 2021	$663.9	$737.8	$—	$8.8	$1,410.5

Net carrying value
At December 31, 2020	$888.7	$1,909.0	$16.9	$286.7	$3,101.3
At March 31, 2021	$877.6	$1,917.1	$39.4	$291.1	$3,125.2

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Q1 2021 FINANCIAL REPORT
The net carrying values by segment (refer to note 11 for determination of a segment) are as follows

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$681.5	$823.9	—	—	$1,505.4
Island Gold	89.7	827.4	7.4	—	924.5
Mulatos	100.1	123.4	32.0	—	255.5
Kirazlı	0.3	142.4	—	—	142.7
Corporate and other	6.0	—	—	291.1	297.1
At March 31, 2021	$877.6	$1,917.1	$39.4	$291.1	$3,125.2

Young-Davidson	$684.7	$822.8	—	—	$1,507.5
Island Gold	88.4	818.7	4.9	—	912.0
Mulatos	107.8	126.7	12.0	—	246.5
Kirazlı	0.3	140.8	—	—	141.1
Corporate and other	7.5	—	—	286.7	294.2
At December 31, 2020	$888.7	$1,909.0	$16.9	$286.7	$3,101.3
Other
The carrying value of construction in progress at March 31, 2021 was $123.3 million (December 31, 2020 - $98.7 million).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2021	December 31, 2020
Trade accounts payable and accrued liabilities	$116.3	$117.7
Royalties payable	3.1	3.3
Share-based compensation liability	10.9	9.9
Current portion of leases	0.4	0.5
	$130.7	$131.4

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Q1 2021 FINANCIAL REPORT

8.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2019	391,070,817	$3,693.3
Shares issued through:
Share-based compensation plans	1,653,361	10.3
Shares repurchased and cancelled	(1,133,561)	(10.7)
Dividend reinvestment and share purchase plan	1,186,205	10.0
Outstanding at December 31, 2020	392,776,822	$3,702.9
Shares issued through:
Shares repurchased and cancelled (i)	(200,262)	(1.9)
Dividend reinvestment plan (ii)	162,771	1.2
Outstanding at March 31, 2021	392,739,331	$3,702.2

(i) Normal Course Issuer Bid
In December 2020, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 35,145,504 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2021.

During the three months ended March 31, 2021, the Company repurchased and canceled 200,262 Common Shares at a cost of $1.5 million or $7.35 per share. The Company recognized a $1.9 million reduction in share capital, and a gain of $0.4 million recognized within deficit.
(ii) Dividend Reinvestment Plan
In 2020, the Company implemented a dividend reinvestment and share purchase plan ("DRIP"). This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market.

For the three months ended March 31, 2021, the Company issued 162,771 shares pursuant to the DRIP, valued at $1.2 million.

b)    Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2019	4,465,262	$6.59
Granted	876,425	7.66
Exercised	(1,653,361)	6.15
Expired	(211,747)	11.02
Outstanding at December 31, 2020	3,476,579	$6.80
Granted	1,165,147	9.38
Outstanding at March 31, 2021	4,641,726	$7.45
During the three months ended March 31, 2021, no stock options were exercised (for the year ended December 31, 2020, the average share price when options were exercised was CAD $10.90 per share).

10	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
Stock options granted
During the three months ended March 31, 2021, the Company granted 1,165,147 stock options (three months ended March 31, 2020 - 876,425). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	March 31, 2021	March 31, 2020
Weighted average share price at grant date (CAD$)	9.38	7.66
Average risk-free rate	0.78%	1.35%
Average expected dividend yield	1.30%	1.02%
Average expected stock price volatility (based on historical volatility)	57%	52%
Average expected life of option (months)	54	63
Weighted average per share fair value of stock options granted (CAD$)	3.82	3.27
Stock options outstanding and exercisable as at March 31, 2021:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.00 - $6.00	560,000	3.75	1.80	560,000	3.75
$6.01 - $7.00	1,596,265	6.57	4.47	1,297,659	6.57
$7.01 - $8.00	809,184	7.62	5.77	266,401	7.62
$8.01 - $9.00	28,571	8.63	5.91	9,524	8.63
$9.01 - $10.27	1,647,706	9.45	5.76	482,559	9.62
	4,641,726	$7.45	4.84	2,616,143	$6.64
c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2019	1,666,825	688,427	1,082,153
Granted	851,453	176,418	475,623
Forfeited	(201,954)	—	(75,892)
Settled	(347,733)	—	(247,866)
Outstanding units, December 31, 2020	1,968,591	864,845	1,234,018
Granted	565,803	143,206	475,287
Forfeited/expired	(1,907)	—	(59,162)
Settled	—	—	(335,235)
Outstanding units, March 31, 2021	2,532,487	1,008,051	1,314,908
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
d) Earnings per share

11	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended
	March 31,	March 31,
	2021	2020
Net earnings (loss)	$51.2	($12.3)
Weighted average number of common shares outstanding (in thousands)	392,776	391,341
Basic earnings per share	$0.13	($0.03)

Dilutive effect of potential common share equivalents (in thousands)	3,182	—

Diluted weighted average number of common shares outstanding (in thousands)	395,958	391,341
Diluted earnings per share	$0.13	($0.03)

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $10.17 for the three months ended March 31, 2021 (CAD $7.90 for the three months ended March 31, 2020).

	For three months ended
	March 31,	March 31,
(thousands)	2021	2020
Stock options	45	4,513
(e) Dividends
During the three months ended March 31, 2021, the Company declared dividends totaling $9.8 million, of which $8.6 million were paid in cash. The remaining $1.2 million were issued in the form of common shares pursuant to the Company's DRIP.

9.	OTHER GAIN

Other gains (losses) recorded in net earnings:	For three months ended
	March 31,	March 31,
	2021	2020
Unrealized gain (loss) on non-hedged derivatives	$1.3	($0.1)
Reduction of obligation to renounce flow-through exploration expenditures	—	0.1
Loss on disposal of assets	(0.5)	—
Other	(0.8)	0.2
	$—	$0.2

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Q1 2021 FINANCIAL REPORT

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes received or paid:	For three months ended
	March 31,	March 31,
	2021	2020
Amounts receivable	$1.7	($5.4)
Inventory	(5.0)	(2.0)
Advances and prepaid expenses	(1.5)	1.3
Accounts payable and accrued liabilities	2.7	(16.7)
Income taxes paid	(18.2)	(2.3)
	($20.3)	($25.1)

Other items:	For three months ended
	March 31,	March 31,
	2021	2020
Unrealized (gain) loss on non-hedged derivatives	($1.3)	$0.1
Reclamation activities	(0.3)	(1.2)
Credit facility standby fees	(0.5)	(0.5)
Distribution of share-based compensation	(2.3)	(0.9)
Reduction of obligation to renounce flow-through exploration expenditures	—	(0.1)
Interest received	0.4	0.6
Loss on disposal of assets	0.5	—
Other non-cash items	0.5	(0.3)
	($3.0)	($2.3)

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Q1 2021 FINANCIAL REPORT

11.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in three principal geographical areas - Canada, Mexico and Turkey. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operate in Sonora, Mexico. In addition, the Company developed the Kirazlı project in Turkey. The results from operations for these reportable operating segments are summarized in the following tables:

For the three months ended March 31, 2021
	Young-Davidson	Mulatos	Island Gold	Corporate/other[1]	Total
Operating revenues	$86.1	$69.8	$71.5	—	$227.4
Cost of sales
Mining and processing	40.6	34.9	17.2	—	92.7
Royalties	1.3	0.4	1.4	—	3.1
Amortization	20.1	12.9	10.5	—	43.5
	62.0	48.2	29.1	—	139.3
Expenses
Exploration	—	1.8	0.6	0.5	2.9
Corporate and administrative	—	—	—	6.1	6.1
Share-based compensation	—	—	—	2.8	2.8
Earnings (loss) from operations	$24.1	$19.8	$41.8	($9.4)	$76.3
Finance expense					(1.0)
Foreign exchange loss					(0.2)
Other gain					—
Earnings before income taxes					$75.1
1. Corporate and other consists of corporate balances and exploration, development projects and mines in reclamation. During the construction phase of Kirazlı, all operating costs are capitalized to the project, however costs that are expensed are included in the Corporate and other segment.

14	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT

For the three months ended March 31, 2020
	Young-Davidson	Mulatos	Island Gold	Corporate/other[1]	Total
Operating revenues	$45.7	$69.3	$61.9	—	$176.9
Cost of sales
Mining and processing	30.8	35.3	16.4	—	82.5
Royalties	0.8	0.3	1.3	—	2.4
Amortization	12.2	10.4	12.8	—	35.4
	43.8	46.0	30.5	—	120.3
Expenses
Exploration	—	1.3	0.2	0.5	2.0
Corporate and administrative	—	—	—	6.2	6.2
Share-based compensation	—	—	—	2.2	2.2
Earnings (loss) from operations	$1.9	$22.0	$31.2	($8.9)	$46.2
Finance expense					(0.8)
Foreign exchange gain					(5.1)
Other gain					0.2
Earnings before income taxes					$40.5

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Young-Davidson	$1,664.5	$1,652.8	$278.4	$275.8
Mulatos	446.2	420.9	133.6	120.1
Island Gold	1,036.8	995.0	313.8	301.1
Kirazlı	152.5	152.6	15.5	15.6
Corporate/other [1]	384.4	415.2	51.7	72.4
Total assets and liabilities	$3,684.4	$3,636.5	$793.0	$785.0
1.Corporate and other consists of corporate balances, exploration and development projects and mines in reclamation.

12.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at March 31, 2021. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

15	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT

	March 31, 2021		December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold options	—	1.3	—	—
Fair value through OCI
Equity securities	26.7	—	43.7	—
Currency hedging derivative instruments	—	2.9	—	4.3
Fuel options	—	0.3	—	0.1
	$26.7	$4.5	$43.7	$4.4
The methods of measuring financial assets and liabilities have not changed during the three months ended March 31, 2021. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Revolving Credit Facility

The Company has access to an undrawn credit facility (the "Facility") of $500.0 million. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts. The Facility will expire in December 2023.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2021, the Company is in compliance with the covenants.

Derivative Instruments

The fair value of derivative instruments is as follows:	March 31,	December 31,
	2021	2020
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$2.9	$4.3
Fuel options	0.3	0.1
	$3.2	$4.4
Derivatives not designated as hedging instruments
Gold options	$1.3	$—

Currency derivative instruments
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.

16	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
The effective portion of the changes in fair value of the hedging instrument for the three months ended March 31, 2021 recorded in accumulated other comprehensive income is:

	Three months ended
	March 31,	March 31,
	2021	2020

Balance, beginning of the period	$5.7	$4.6
Unrealized loss on currency instruments	(0.5)	(15.7)
Less: realized (gain) loss on CAD currency instruments	(0.5)	0.5
Less: realized gains on MXN currency instruments	(0.4)	—
Deferred income tax related to hedging instruments	0.3	3.8
	$4.6	($6.8)
For the three months ended March 31, 2021, the Company did not recognize any ineffectiveness on the hedging instruments.
The contracts, which settle on a monthly basis in 2021, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2021	Collars	30.0	1.31	1.38
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2021	Collars	1,620.0	20.62	23.75
2022	Collars	105.0	20.50	23.14
The fair value of these contracts was an asset of $2.9 million as at March 31, 2021 (December 31, 2020 - asset of $4.3 million).
Gold option contracts

As at March 31, 2021, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.

The following gold collar and forward contracts are outstanding as of March 31, 2021:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
Q2 2021	Collars	9,000	$1,853	$2,255
The fair value of these contracts was an asset of $1.3 million at March 31, 2021 (December 31, 2020 - nil).
For the three months ended March 31, 2021, the Company realized a gain of $0.3 million related to the settlement of option contracts which is recorded in operating revenues (for the three months ended March 31, 2020 - realized losses $0.1 million). The Company recorded an unrealized gain of $1.3 million for the three months ended March 31, 2021 (for the three months ended March 31, 2020 recorded an unrealized loss of $0.2 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Subsequent to quarter-end, the Company added 46,000 ounces of collars for the period of April to December 2021, which ensure a minimum average realized gold price of $1,700 per ounce and a maximum average realized gold price of $1,920 per ounce.

17	Alamos Gold Inc.

Q1 2021 FINANCIAL REPORT
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at March 31, 2021, the Company has hedged 756,000 gallons of diesel at a range of $1.00 to $1.50 per gallon.
For the three months ended March 31, 2021, the Company recorded an unrealized gain of $0.2 million in accumulated other comprehensive loss related to the fuel hedges (three months ended March 31, 2020, the Company recorded an unrealized loss of $0.8 million).

13.	COMMITMENTS
Capital commitments
    As of March 31, 2021, the Company has $78.7 million in committed capital purchases (December 31, 2020 - $36.1 million).
Royalties
At the Mulatos Mine, the Company pays a royalty obligation to the Mexican government of 0.5% Extraordinary Mining Duty, which totaled $0.4 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - $0.3 million).
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the three months ended March 31, 2021, the Company recorded a royalty expense of $1.2 million (three months ended March 31, 2020 - $0.7 million). In addition, other royalties related to production totaled $0.1 million for the three months ended March 31, 2021 (three months ended March 31, 2020 - $0.1 million).
At the Island Gold mine, the Company pays an approximate 2.2% net smelter royalty on production from a range of claims on the property. For the three months ended March 31, 2020, the Company recorded a royalty expense of $1.4 million (three months ended March 31, 2020 - $1.3 million).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company is also subject to a state royalty on production in Turkey, subject to certain deductions. No payments have been made, as the projects are not in production.

14.	SUBSEQUENT EVENT

On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) will file an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey. The claim will be filed under the Netherlands-Turkey Bilateral Investment Treaty (the “Treaty”). In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal or a timeline for renewal of its licenses.
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey.
The failure by the Republic of Turkey to renew the mining licenses since their expiry, the failure of discussions with the Republic of Turkey to date to resolve the situation, and the resulting decision to proceed with a bilateral investment treaty claim is an impairment trigger for accounting purposes. As a result, the Company and the Subsidiaries expect to incur an after-tax impairment charge of approximately $215.0 million, which will be recorded for the three-months ended June 30, 2021. The non-cash impairment charge reflects the Company’s entire net carrying value of the Turkish assets.

18	Alamos Gold Inc.